FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of foreign Private Issuer
Pursuant to Rule 13a – 16 or 15d – 16 of
the Securities Exchange Act of 1934

For the months of September and October, 2002

Commission File Number: 0-3003

46 quai A. Le Gallo
92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Enclosures:

1. Thomson appoints new independent directors to board

2. Thomson to acquire Canal + Technologies

3. Management appointments at Thomson: Emphasis on continuity and corporate governance

4. Third quarter sales: Performances mean full year prospects confirmed in key areas. No change to full year profitability targets

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : October 28th, 2002

THOMSON S.A.

By:	/s/ Julian Waldron
Name: Julian Waldron Title: Senior Executive Vice President, Chief Financial Officer

Press release

Thomson appoints new independent directors to board

Boulogne, Tuesday, September 17, 2002. The board of Directors of Thomson multimedia met on September 13th, 2002. During this meeting, the board decided changes to its composition and structure in order to strengthen further the independent membership of the board in response to recent changes in its shareholding structure and to anticipate expected changes in corporate governance practices worldwide.

Following the exit from Thomson’s share capital of Alcatel, NEC, and DirecTV, their representatives have resigned from the board. However, Eddy Hartenstein, Chairman of DirecTV has been invited by the board and has accepted to continue as a member in his personal capacity. Thomson will therefore continue to benefit from Mr. Hartenstein’s knowledge in the fields of digital broadcasting and network operators.

Two additional independent board members have been co-opted—Igor Landau and Pierre Lescure. Igor Landau is Chairman of the Management Board of Aventis, one of the world’s largest pharmaceutical companies. Igor Landau brings to Thomson his knowledge and experience of managing a very large, global company with a strong intellectual property base. Pierre Lescure brings his recognized experience of the media and content industry, markets in which Thomson generate almost 40% of it sales.

With these board changes, Thomson continues to strengthen its board composition and structure. Thomson benefits from a Board which is international in scope, independent minded and contributes fully to Thomson’s business and strategy. The co-opting of new independent directors anticipates the expected changes in France and the United States in matters of corporate governance. Thomson intends, within the framework defined by French law, to comply fully with the new requirements of the Sarbanes-Oxley Act.

* * *

During the Board meeting at which these changes were approved, the Board reviewed current trading conditions. Thomson notes that it will be making no changes to the full-year revenue targets, nor profitability guidance, given to the market on the occasion of its half year results in July. Many of the key business trends of the first half, including currency movements, have continued into the third quarter. Third quarter sales will be published on October 8th.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson multimedia is contained in Thomson multimedia’s filings with the U.S. Securities and Exchange Commission.

About Thomson

With sales of 10.5 billion Euros (U.S. $ 9.3 billion) in 2001 and 73,000 employees in more than 30 countries, Thomson multimedia (Euronext: 18453) (NYSE: TMS) provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson multimedia has five principal activities: Digital Media Solutions, Displays and Components, Consumer Products, Patents and Licensing, and New Media Services. The company distributes its products under the THOMSON, RCA and TECHNICOLOR brand names. For more information:
www.thomson-multimedia.com.

Press relations
Marc Meyer	33 1.41.86.5003	meyerm@thmulti.com
Dave Arland	1 (317) 587 4832 (United States)	arlandd@tce.com
Investor relations
Pierre Villadary	33 1.41.86.6888	villadaryp@thmulti.com

Press release

Thomson to acquire Canal+ Technologies

Thomson strengthens its technology and IP portfolio

Paris, (September 25, 2002) — Thomson multimedia (NYSE:TMS, Euronext:18453) has reached a definitive agreement to acquire the 89% shareholding in Canal+ Technologies from Canal+ Group for a gross amount of €190 million, including existing cash and cash equivalents in Canal+ Technologies and subject to post-closing adjustments. Prior to today’s announcement, Thomson owned 3.19% of the equity of Canal+ Technologies. The other minority equity partners are Sony Corp. of Japan, Sogecable SA of Spain and U.S. software house Sun Microsytems Inc. The transaction is subject to regulatory approvals.

Canal+ Technologies is a leading worldwide provider of conditional access and middleware technology solutions, marketed under the brand names of MediaGuardTM and MediaHighwayTM to digital TV operators. Canal+ Technologies software solutions are deployed today in more than 14 million set top boxes worldwide. MediaGuard, the third largest worldwide conditional access system, enables digital TV operators to offer encrypted TV channels on a fully secured platform. With MediaHighway, the second largest worldwide interactive TV middleware technology provider, digital TV operators deliver a wide range of advanced interactive TV applications such as Electronic Program Guides, Pay-Per-View and home banking. MediaGard and MediaHighway can run either jointly or separately.

For Thomson, this acquisition is motivated first and foremost by the technology leadership and IP portfolio of Canal+ Technologies in the areas of conditional access and interactive software solutions. In addition, Thomson is very attentive to the consolidation taking place in Canal+ Technologies’ business sectors . Consequently, immediately upon closing, Thomson will enter into partnership discussions of an industrial, strategic and financial nature with other leading technology companies. These discussions will be held with the interests of Thomson, Canal+ Technologies, and their respective clients, in mind.

Canal+ Technologies operating units will be managed within Thomson New Media

Services division. Like all Thomson’s divisions, NMS develops arm’s length relationships with the rest of the Group. This is true in particular with respect to the Broadband Access Products and Systems (BAPS) business, which provides set-top boxes and system integration expertise to network operators. Through BAPS Thomson will continue to integrate all middleware and conditional access technologies that are required by its clients.

Canal+ Technologies will continue to provide technology and services to Canal+ Group and its various digital TV operators; as well as to other third-parties. It will also pursue its close cooperation with all its manufacturers’ licensees including Thomson on a non-exclusive basis.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson multimedia is contained in Thomson multimedia’s filings with the U.S. Securities and Exchange Commission.

About Thomson

With sales of 10.5 billion Euros (U.S. $ 9.3 billion) in 2001 and 73,000 employees in more than 30 countries, Thomson multimedia (Euronext: 18453) (NYSE: TMS), provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson multimedia has five principal activities: Digital Media Solutions, Displays and Components, Consumer Products, Patents and Licensing, and New Media Services. The company distributes its products under the THOMSON, RCA and TECHNICOLOR brand names. For more information: www.thomson-multimedia.com.

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Contacts-Thomson

Press relations:

Dennis Straub Tel: 1 317 587 3666 StraubD@tce.com

Investor relations:

Pierre Villadary Tel: 331.41.86.6888 villadaryp@thmulti.com

Press release

Management appointments at Thomson:
Emphasis on continuity and corporate governance

Charles Dehelly appointed Chief Executive Officer of Thomson

Frank Dangeard becomes Chairman of the Board

Boulogne, October 2nd, 2002 — The Board of Directors of Thomson, presided over by Thierry Breton, met on Tuesday, October 1st, 2002 to take decisions following the nomination of Thierry Breton to the Chairmanship of France Telecom. The Board asked Thierry Breton to remain in its current functions until the shareholders’ meeting of October 8th, at which date he will resign from its function of Chairman and Chief Executive Officer. The Board also approved unanimously the appointment of Charles Dehelly as Chief Executive Officer.

The shareholders’ meeting of October 8th is called to approve the modification of Thomson’s by-law in order to allow the separation between the roles of Chairman and Chief Executive Officer, as provided by the French New Business Regulations law and keeping with corporate governance principles. Following the shareholders’ meeting, the Board will formally decide to accelerate the separation of the roles of non-executive Chairman and Chief Executive Officer. The Board will confirm the appointment of Charles Dehelly as Chief Executive Officer and approve the appointment of Frank E. Dangeard as Chairman of the Board.

Charles Dehelly, who joined Thomson in 1998 and is currently Chief Operating Officer, has been, along with Thierry Breton, one of the pillar of the Group’s recovery and transformation. As Chief Executive Officer, he will be in charge of the implementation of the strategy decided by the Board of Directors, and of the operational management of the Group. He will be assisted by four Senior Executive Vice President : Al Arras, John Neville, Lanny Raimondo and Julian Waldron.

Charles Dehelly, together with the four Senior Executive Vice-President, will rely on the Executive Committee and management team currently in place at Thomson, international and unified by 5 years of progress.

Frank E. Dangeard, currently Vice-Chairman, joined the Board of Thomson in 1999. In his new functions, he will drive the activities of the Board of Directors, and will continue to represent the Group, together with the new management, particularly in front of shareholders and various different partners.

The Board of Directors asked unanimously Thierry Breton to remain member of the Board, and to chair the Strategic Committee after October 8th, which he has accepted.

Thomson has today a clear strategy as a supplier of technologies, products and services along the video value chain. The Group benefits from a healthy financial and balance sheet situation, and has strong assets, which will drive the Group’s performance in the coming years: recognized brands (RCA, THOMSON, Technicolor, Grass Valley), strong market positions in growing segments, cutting-edge technologies, an important patent portfolio, recognized operational management.

These changes illustrate the Board’s willingness to maintain in place a recognized management team, and its intention to take a new step in the application of corporate governance principles. Following these changes, Thomson will be one of the first French company to apply corporate governance recommendations on the separation between the roles of Chairman and Chief Executive Officer.

Charles Dehelly, Chief Executive Officer, stated: “In the framework of the strategy priorities set out by the Board, and with its strong support, the management team currently in place as well as all Thomson employees are fully mobilized to continue to keep our commitments.”

Biographies

Frank E. Dangeard has been Vice-Chairman of the Board of Thomson since July 2001. He has been Senior Executive Vice President in charge of Corporate Coordination since 1997. Mr. Dangeard was also appointed Senior Executive Vice President of Thomson S.A. in April 1997. From September 1989 to April 1997, Mr. Dangeard was a Managing Director of SBC Warburg, an investment bank, and from June 1995 to April 1997 he was also Chairman of the Board of SBC Warburg (France). From September 1986 to June 1989, he practiced law as an associate at Sullivan & Cromwell in New York and London. Mr. Dangeard is a graduate of the École des Hautes Études Commerciales and the Institut d’Études Politiques de Paris. He also graduated from the Harvard Law School.

Charles Dehelly until today was Senior Executive Vice-President and Chief Operating Officer in charge of the coordination of the Strategic Business Units (SBU), sourcing, IT systems and Business Performance programs. From March 1992 to February 1998, Mr. Dehelly was Senior Executive Vice President of Bull Group, President of the Bull Electronics and President of Bull S.A From 1987 to 1992, he was President of the Television Division of Thomson in Europe. From 1974 to 1987, he also held various management positions for Thomson Grand Public, in charge of divisions and factories. Mr. Dehelly is a graduate of the École Nationale Supérieure des Arts et Métiers.

Al Arras has been Senior Executive Vice-President, Audio and ATLINKS since March 2001. Since July 1997, he was Chief Operating Officer and Executive Vice President for Audio and ATLINKS. He has also been responsible for the Worldwide Internet Device and e-business, or WIDe, program, since June 1999. From October 1995 to July 1997, Mr. Arras served as Vice President for Manufacturing Operations in Asia. From January 1993 to October 1995, he was Vice President for Audio and Communications. Between 1980 and 1993, he held various management positions in the Audio Division as Vice President of the Audio Division, Vice President for Home Audio Systems, Hi-Fi General Manager, Business Development Manager for Audio and Communications, Audio Market Manager, Tape Manager, Market Development Manager and Product Manager. Mr. Arras is a graduate of Cornell University.

John Neville has been Senior Executive Vice President, Patents and Licensing and acting responsible for New Media Services since February 2001. Since June 1999, he has been responsible for Patents and Licensing. Mr. Neville was responsible from July 1997 to June 1999 for Operations Coordination, and has been in charge of the LIVE program since February 1998. From July 1993 to July 1997, he was Executive Vice President of Operations. He became Vice President for the North America Tube Division in 1988 and was appointed Senior Vice President in 1992. Since 1967, he has held various management positions within the RCA Group (which was acquired by Thomson), including Director of Financial Analysis, Director of Financial Planning, Vice President for Finance and Vice President for Technical Contacts. Mr. Neville holds a B.S. from Ohio State University and graduated from the Stanford University Executive M.B.A. Program.

Lanny Raimondo has been Senior Executive Vice President for Digital Media Solutions since July 2001. Since March of that year, he has been Executive Vice President for Technicolor. Mr. Raimondo has worked at Technicolor since 1994 and was appointed President and Chief Executive Officer of the Technicolor Group in 1998, after having served as President of that company’s Packaged Media Group from 1996. Prior to working at

Technicolor, Mr. Raimondo spent sixteen years with Pirelli Cable Corp. where he managed large subsidiary companies in Great Britain, Canada and the United States, holding the position of President and Chief Executive Officer from 1985 to 1994. Mr. Raimondo is a graduate of Purdue University with a degree in electrical engineering.

Julian Waldron is Senior Executive Vice President, and has been Chief Financial Officer since June 2001. Prior to joining Thomson at this position, he was Managing Director of UBS Warburg in London where he was co-Head of the European Equity Markets Group, coordinating this business for all of Europe. Mr. Waldron spent over fourteen years with UBS Warburg where he occupied several positions of increasing responsibility. He is a graduate of Cambridge University.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson multimedia is contained in Thomson multimedia’s filings with the U.S. Securities and Exchange Commission.

About Thomson

With sales of 10.5 billion Euros (U.S. $ 9.3 billion) in 2001 and 73,000 employees in more than 30 countries, Thomson multimedia (Euronext: 18453) (NYSE: TMS) provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson multimedia has five principal activities: Digital Media Solutions, Displays and Components, Consumer Products, Patents and Licensing, and New Media Services. The company distributes its products under the THOMSON, RCA, TECHNICOLOR and Grass Valley brand names. For more information: www.thomson-multimedia.com.

Press relations
Stéphane Rougeot	33 1.41.86.5003	rougeots@thmulti.com

Investor relations
Pierre Villadary	33 1.41.86.6888	villadaryp@thmulti.com

Press Release

Third quarter sales:
Performances means full-year prospects confirmed in key areas
No change to full year profitability targets

•	Revenues for the quarter were 2,330 million euros, compared to 2,379 million euros for the same period last year
•	Excluding foreign exchange, revenues grew 3.8% year-on-year
•	Year-to-date sales excluding foreign exchange impact grew 7.1%
•	Continued strong growth at Digital Media Solutions
•	Positive reception to the high-end Scenium product in the U.S. market
•	Programs in place to deliver full-year profitability and cash objectives, which remain clear priorities over sales growth in a volatile market environment.
•	Concerns exist over US port dispute

Summary third quarter unaudited consolidated sales

In millions of €	3Q02	3Q01*	Absolute Variation	Variation at constant currency
Digital Media Solutions	687	504	+36.2%	+44.2%
Displays and Components	351	378	-7,0%	-1,7%
Consumer Products	1,198	1,390	-13.8%	-8.5%
Patents and Licencing	81	93	-12.1%	-7.8%
New Media Services	12	13	-6.7%	-1.5%
Others	1	1	n.m	n.m
Thomson Group	2,330	2,379	-2.1%	+3.8%
* after restatements, including deduction from sales in accordance with EITF 01- 09 (18M€).

Summary year-to-date unaudited consolidated sales

In million of €	YTD02	YTD01	Absolute Variation	Variation at constant currency
Digital Media Solutions	1,854	1,118	+65.7%	+70.9%
Displays and Components	1,251	1,092	+14.5%	+17.4%
Consumer Products	3,904	4,504	-13.3%	-10.7%
Patents and Licencing	274	285	-4.0%	-1.8%
New Media Services	31	27	+11.5%	+15.3%
Others	6	7	n.m	n.m
Thomson Group	7,320	7,033	+4.1%	+7.1%
* after restatements, including deduction from sales in accordance with EITF 01- 09 (53 M€).

Paris, October 8th, 2002 — Thomson published today sales for the third quarter 2002. In a continuing difficult economic climate, these showed satisfactory progress in the Group’s key priority areas. Net sales decreased by 2.1% to 2,330 million euros. Excluding the effects of currency movements, however, sales grew by +3.8%.

Many of the positive and negative trends already noted during the first half and second quarter continued during the third quarter. Sales in all divisions are affected by the translation effect of a weaker US$ and some other currencies relative to the Euro. The quarter was characterised by resilience of consumer purchases of the video content produced by Digital Media Solutions on the one hand and volatility in U.S. consumer purchases of hardware on the other. In general, July and August were below expectations but September saw stronger sales in many areas. Overall, the Group saw more robust demand for higher-ticket items, notably televisions (with a positive follow-on impact on tubes demand), relative to smaller-ticket audio, video and telephony goods. Satisfactory progress was achieved in Patents and Licensing towards achieving the full year goal. The lock-out of American West Coast ports at the end of the quarter is a concern.

Thomson continued the roll-out of a number of key programmes in the quarter. Progress continued at the Digital Media Solutions division with key customer wins in the VHS, film and post-production activities. Within consumer products, the Group launched its new Scenium range of high-end televisions in the United States. The reaction from retailers and consumers has been very promising. Thomson started to ship set top boxes to its retail clients to support Echostar’s DISH network. The transition of the design and management activities related to video products to Asia was completed during the quarter. The first revenues related to the MPEG-LA patent pool were also received, although only at the end of the quarter. The integration of the businesses acquired in first half 2002, notably Panasonic Disk Services Corporation, proceeded well during the quarter.

Two small acquisitions were announced. Thomson signed an agreement to purchase in cash Canal Plus Technologies from Canal Plus Group for a gross purchase price of 190 million euros including the cash and liquid assets in the business. This acquisition will strengthen significantly Thomson’s position in copy protection and middleware technology and intellectual property. In addition, Thomson signed an agreement to purchase the U.S. Screen advertising business of Val Morgan for a small, undisclosed sum, increasing its important presence in this market.

Third quarter and year-to-date 2002 Group revenues

For the third quarter 2002, Thomson’s consolidated net sales decreased by 2.1% to 2,330 million euros (third quarter 2001, 2,379 million euros). This variation would have been a growth of 3.8% excluding the negative impact of currency changes, notably a weaker US$ compared to the euro. During the quarter, the changes in perimeter added 224 million euros of revenues (notably, the consolidation of DSL and new acquisitions such as Panasonic Disk Services, Grass Valley Group, Southern Star Duplitek, Grundig’s business and VidFilm). On a like-for-like basis, therefore, consolidated net sales showed a decline of 11.5% or a decline of 5.9% excluding the negative impact of currency changes.

For the first three quarters of 2002, Group revenues grew by 4.1% to 7,320 million euros compared to 7,033 million euros for the first three quarters of 2001. This growth would have been 7.1% excluding the negative impact of currency changes. During the first three quarters, the changes in perimeter added 445 million euros of revenues. On a like-for-like basis, therefore, consolidated net sales over the first three quarters showed a decline of 6.5% or a decline of 3.8% excluding the negative impact of currency changes.

Divisional review

Digital Media Solutions

Third quarter 2002 revenues grew by 36.2% to 687 million euros (third quarter 2001, 504 million euros). The currency impact on growth was 8 pts. Panasonic Disk Services, Grass Valley Group, VidFilm, Still-in-Motion, Southern Star Duplitek and Victoria Film were acquired in the first half 2002 and accounted for 149 million euros of the third quarter sales. Excluding currency effects, the Division continued its recent track record of double-digit organic growth — like-for-like growth 2001 to 2002 excluding perimeter effects was 6.7%, or 13.5% excluding currency effects. Sales in Broadcast equipment were only slightly down on last year’s levels, an improvement on the first half 2002.

Activity in the Division’s core Home Entertainment unit remained robust. The replication of DVD units grew 77% year-on-year and the Group ended the quarter operating at capacity. The timing of some film releases shifted to Q4 slowed film replication revenues in the quarter. Post-production and distribution revenues grew strongly by contrast so that the Entertainment services division showed year-on-year growth in revenues.

During the quarter, the Division continued the integration of activities acquired in the first half of the year. Within Home Entertainment, the focus for the whole of the second half will be on customer fulfilment rather than the extraction of synergies. The potential for synergies at a later stage has however been confirmed. Synergies from the integration of Grass Valley Group are expected to be significant in the fourth quarter. Going forward, all of the Group’s professional broadcast equipment will be marketed under the Grass Valley brand name. New key contracts have also been won during the period in film replication, VHS and post-production, all of which will have a positive impact at different times starting in the first half of 2003.

Patents & Licensing

Third quarter 2002 revenues showed a decline of 7.8% compared to the third quarter 2001 excluding negative currency movements or 12.1% including. The decline is accounted for largely by timing issues. A decline of underlying volumes shipped in the quarter and accrued relative to last year has not yet been offset as expected by MPEG-LA revenues. The first revenues from MPEG-LA were collected at the end of the quarter but do not reflect a full quarter’s activities. There is accordingly no change to the full year outlook for this Division.

Displays and Components

Excluding negative currency impact, total sales for the division grew 0.8%. Including currency impact), third quarter 2002 total revenues fell by 4.4% to 519 million euros (third quarter 2001, 543 million euros). Third quarter 2002 consolidated net revenues fell by 7.0% to 351 million euros (378 million euros third quarter 2001). Excluding a 5.3 pts negative currency impact, consolidated revenues fell only 1.7% year-on-year.

Revenues in optical components rose 3% year-on-year reflecting growth in excess of 30% year-on-year at mainstream optical components. Total tube sales fell 1.1% compared to last year excluding currency changes, reflecting higher volumes and market shares in some categories offset by lower prices. The Group’s large and very large sized tube operations operated near to capacity for the quarter, although more production was sold internally than in previous quarters reflecting good demand for the Group’s television products offsetting inter alia the exit of mid-sized tube production in the U.S. and much lower sales to Latin America. The Group continued to invest in the production of true-flat tubes, the fastest growing segment in the market, in order to improve its mix going forward.

Consumer Products

Retail consumer products sales were only slightly down year-on-year on a constant currency basis and excluding broadband and those areas exited in 2001 such as the camcorder segment. Broadband sales were down year-on-year 25.1%, or 21.4% excluding currency movements. Taken together, therefore, third quarter revenues for the Division fell by 13.8% to 1,198 million euros (third quarter 2001, 1,390 million euros. The negative currency effect was substantial and sales excluding such effects fell by only 8.5% for the Division for the quarter.

The Division’s priorities during the quarter remained the careful management of profitability and cash during a volatile quarter of retail sales, notably in the US market. Sales of televisions were amongst the robust product categories and rose year-on-year on a constant currency basis. The launch of the high-end Scenium product into the US market has been well received by consumers and retailers leading to a rise in U.S. high-end sales in September, the first full month of supply. Sales rose across television product categories in Europe. Accessories and after-sales revenues also rose sharply. Sales of audio, video and telephony hardware products were generally weak and Thomson’s sales fell over 10% year-on-year. Video products showed significant price declines notably at the end of the quarter in Europe and the U.S. and the group maintained its policy of carefully managing volume and value market share in this category.

The Group sold 1.3 million decoders and cable modems worldwide during the quarter, compared to 1.6 million in the third quarter of 2001 — in both cases excluding DSL modems. Cost-cutting measures in this activity continued, although. The evidence of the quarter is that Thomson’s set top box markets did not deteriorate at a faster rate than in the second quarter. At the end of the period, the Division began to ship set-top boxes through its US retail distribution channels for Echostar.

New Media Services

Third quarter revenues reflected a first-time contribution from the European ScreenVision joint venture.

Extraordinary General Assembly, 8th October 2002

The Group holds an extraordinary general assembly today 8th October. Amongst the key resolutions proposed to shareholders are the changes to Thomson’s management, the change of name of the Group from Thomson multimedia to Thomson and the presentation of new board members. Thomson announced on October 2nd decisions and recommendations of the Board following the nomination of Thierry Breton to the Chairmanship of France Telecom. The shareholders’ meeting is called to approve the modification of Thomson’s bylaws in order to allow the separation between the roles of Chairman and Chief Executive Officer, as provided by the French New Business Regulations law and in keeping with broader international corporate governance principles. Following the shareholders’ approval, the Board will formally decide to separate the roles of non-executive Chairman and Chief Executive Officer. The Board will confirm the appointment of Charles Dehelly as Chief Executive Officer and approve the appointment of Frank E. Dangeard as Chairman of the Board.

Second half initiatives and outlook

Thomson’s key priorities for the second half have not changed:

•	Pursue organic growth and integration synergies within DMS
•	Progress with RCA Scenium product line and plan for next generation products in CP retail
•	Select certain “future essential technologies” and expand research (incl. through patents acquisitions)

•	Firm up on IC development plans
•	Monitor carefully restructuring in DMS, D&C, Broadband and CP retail
•	Contain the set-top box market decline through new clients already obtained
•	Prioritize operating income and cash generation

At the beginning of the half, Thomson noted that it did not expect a significant rebound in the underlying economic environment during the half. Market conditions are expected to remain tough into the fourth quarter although some indicators — such as the low levels of channel inventories — are positive relative to a year ago. Cost-containment programs have been put in place throughout the group. These include actions on raw materials and input prices, and similar actions to those put in place last year to control of costs have also been started already in the third quarter.

At the end of the quarter, a dispute led to the forced closure of a number of ports on the U.S. West Coast which are key in Thomson’s supply chain. This dispute has led to some increased costs and lost sales already. If the dispute continues, the effect would clearly be significant for the Group. With this caveat, however, and in the light of the strong internal actions already undertaken by the Group, as well as the relative visibility of its Digital Media Solutions and Patents and Licencing businesses, the Group therefore reiterates its commitment to growth of around 20% in operating profits for the year (and therefore an increase of around 1 point in operating margin), significant growth in net income and to strong cash generation for the year as a whole.

Certain statements in this press release, including any discussion of management expectations for future periods, constitute “forward-looking statements” within the meaning of the “safe harbor” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions, consumer electronics markets, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson multimedia is contained in Thomson multimedia’s filings with the U.S. Securities and Exchange Commission.

About Thomson

With sales of 10.5 billion Euros (U.S. $ 9.3 billion) in 2001 and 73,000 employees in more than 30 countries, Thomson (Euronext: 18453; NYSE: TMS) provides a wide range of video (and enabling) technologies, systems, finished products and services to consumers and professionals in the entertainment and media industries. To advance and enable the digital media transition, Thomson multimedia has five principal activities: Digital Media Solutions, Displays and Components, Consumer Products, Patents and Licensing, and New Media Services. The company distributes its products under the THOMSON, RCA, TECHNICOLOR and Gras Valley brand names. For more information: www.thomson-multimedia.com.

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Press relations
Stephane Rougeot	33 1.41.86.5297	rougeots@thmulti.com
Dave Arland	1 (317) 587 4832 (United States)	arlandd@tce.com

Investor relations
Pierre Villadary	33 1.41.86.6888	villadaryp@thmulti.com